EXHIBIT 99.1

Aura Announces Receipt of the Construction License and Commencement of Early Works at the Era Dorada Project

ROAD TOWN, British Virgin Islands, Jan. 06, 2026 (GLOBE NEWSWIRE) -- Aura Minerals Inc. (NASDAQ: AUGO, B3: AURA33) (“Aura” or the “Company”) is pleased to announce that it has received the construction license and commenced early works for the development of the Era Dorada Project (“Era Dorada” or the “Project”), marking a significant milestone in the Project’s advancement. A copy of the Era Dorada Feasibility Study has been filed on EDGAR at www.sec.gov and CVM at www.cvm.com.br and is also available on Aura’s website.

The early works activities include environmental programs, controlled vegetal suppression, main road detour, internal road access opening, mine dewatering and preparation of platforms to accommodate equipment and temporary facilities.

In January 2025, Aura completed the acquisition of Bluestone Resources Inc. (“Bluestone”), the 100% owner of the Era Dorada project (formerly known as Cerro Blanco), located in Jutiapa, Guatemala. The project was acquired with all preliminary licenses for the underground mine and today received the final construction license.

Rodrigo Barbosa, Aura’s President and CEO commented, “After extensive dialogue with local authorities and community representatives—during which we shared detailed information about Aura and our Era Dorada project, including our recent formal decision to proceed exclusively with underground operations—we obtained the construction license, which was a requirement to advance and commence early works on the project. At the Era Dorada project, we have spent so far more than 853 hours establishing ongoing dialogue roundtables with local communities—direct, continuous forums that exemplify our commitment to transparency and inclusion. At Aura, we are deeply committed to responsible mining, upholding human rights, and ensuring that the development of Era Dorada delivers distributed, positive impacts for both the environment and surrounding communities.”

Era Dorada Project

The Project is located in southeast Guatemala, in the Department of Jutiapa, approximately 160 km by road from the capital, Guatemala City and approximately 9 km west of the border with El Salvador. The nearest town to the Project is Asunción Mita, a community of about 18,500 people situated approximately 7 km west of the Project. The exploitation license covers 15.25 km2 and lies entirely in the municipality of Asunción Mita.

The Era Dorada Project site is accessible year-round via the Pan-American Highway (CA1) through Asunción Mita, with flat to rolling hill topography. The climate is tropical dry forest, with elevations of 450–560 masl, a wet season from May to October, 1,350 mm annual rainfall, temperatures ranging from 10°C to 41°C, 2,530 mm annual pan evaporation, and 62% average humidity. The site is near communities, including Asunción Mita (18,500 population), and the La Baranca power substation (20 MW capacity) a few kilometers south. No prior mining exists in the area, but the closure of Goldcorp’s Marlin Mine in 2017 provides access to trained Guatemalan labor. The project plans to hire locally, with training costs included in the budget.

Qualified Persons

The scientific and technical information contained in this press release has been reviewed and approved by Farshid Ghazanfari, P.Geo., Geology and Mineral Resources Manager, an employee of Aura and a “qualified person” within the meaning of NI 43-101 and S-K 1300.

About Aura 360° Mining

Aura is focused on mining in complete terms – thinking holistically about how its business impacts and benefits every one of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. We call this 360° Mining.

Aura is a company focused on the development and operation of gold and base metal projects in the Americas. The Company's five operating assets include the Minosa gold mine in Honduras; the Almas, Apoena, and Borborema gold mines in Brazil; and the Aranzazu copper, gold, and silver mine in Mexico. Additionally, the Company owns Era Dorada, a gold project in Guatemala; Tolda Fria, a gold project in Colombia; and three projects in Brazil: Matupá, which is under development; São Francisco, which is in care and maintenance; and the Carajás copper project in the Carajás region, in the exploration phase.

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements”, as defined in applicable securities laws (collectively, “forward-looking statements”) which may include, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Often, but not always, forward-looking statements can be identified by the use of words and phrases such as “plans,” “expects,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved.

Known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to predict or control, could cause actual results to differ materially from those contained in the forward-looking statements. Specific reference is made to the most recent Annual Information Form on file with certain Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements, which include, without limitation, volatility in the prices of gold, copper and certain other commodities, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, general economic conditions and other risks involved in the mineral exploration and development industry. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The press release includes forward-looking statements relating, but not limited to, the following: our plans with respect to the Era Dorada project.

The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.

For further information, please visit Aura’s website at www.auraminerals.com or contact:

Investor Relations
ri@auraminerals.com
www.auraminerals.com